Grupo Supervielle S.A. Reports 2Q18 Consolidated Results

2Q18 Attributable Comprehensive Income down 11% YoY and 36% QoQ while Net Income decreased 46% QoQ and 63% YoY

Buenos Aires, August 23, 2018 - Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”) a universal financial services group headquartered in Argentina with a nationwide presence, today reported results for the three and six-month periods ended June 30, 2018. All figures presented throughout this document are expressed in nominal Argentine pesos (AR$) and all financial information has been prepared in accordance with IFRS in compliance with the adoption ruled by the Central Bank.

Second Quarter 2018 Highlights

●	Attributable Comprehensive Income of AR$475.3 million down 10.8% YoY and 36.2% QoQ. ROAE of 12.6% in 2Q18 lower than 28.8% in 2Q17 and 20.6% in 1Q18. ROAA of 1.8% in 2Q18, decreasing by 150 bps YoY and QoQ.

●	Attributable Net income of AR$270.7 million, down 46.4% YoY and 62.5% QoQ.

●	NIM of 19.2% in 2Q18, contracted by 230 bps YoY and 40 bps QoQ. AR$ Loan portfolio NIM of 22.3% in 2Q18 decreasing by 520 bps YoY and 200 bps QoQ. This decrease is explained by the sudden increase of the Badlar rate in the quarter impacting the cost of funds both in the banking business portfolio and even more in the consumer finance portfolio, while loans will reprice on a lagged basis.

●	Net Income from financial instruments and Exchange rate differences of AR$716.8 million up 19.8% YoY and down 11.0% QoQ. Sequential performance reflects the trading loss following a short FX position held by the trading desk at the onset of the AR$ devaluation.

●	Efficiency ratio was 66.3% in 2Q18 compared with 65.7% in 2Q17, and 59.0% in 1Q18.

●	Loans to deposits ratio was 101.8% in 2Q18 compared to 104.0% in 2Q17, and 119.7% in 1Q18.

●	Deposits increased 76.7% YoY and 36.2% QoQ to AR$75.7 billion (FX neutral 24.2%). AR$ deposits increased 64.5% YoY and 31.0% QoQ, while foreign currency deposits (measured in U$S) increased 24.0% YoY and 5.3% QoQ.

●	Loans increased 70.3% YoY and 14.1% QoQ to AR$75.8 billion (FX neutral 5.1%). AR$ Loan portfolio increased 51.3% YoY and 7.2% QoQ. Foreign currency loans (measured in U$S) increased 52.2% YoY and decreased 2.8% QoQ, while measured in local currency, increased 164.6% YoY and 39.4% QoQ.

●	Highly atomized loan portfolio, with top 10 debtors as of June 30, 2018, representing 9.7% of the portfolio while top 100 debtors represent 25% of total portfolio. In addition, 49% of the SMEs and Middle Market loan portfolio is collateralized, and loans to payroll and pension clients represent 67.5% of total retail loan portfolio.

●	NPL increased by 60 bps YoY and 40 bps QoQ to 3.6% in 2Q18. Consumer Finance Segment NPL was 18.0% in 2Q18 compared to 11.4% in 2Q17 and 15.7% in 1Q18.

●	The Retail banking segment registered a 90 days delinquency ratio of 2.0% in 2Q18, well below its NPL ratio of 3.0% reflecting the 67.5% share of payroll loan clients. By contrast, the Consumer Finance Segment 90 days delinquency ratio was 17.2% in 2Q18, similar to its 18.0% NPL ratio. The difference between both ratios is due to Central Bank regulations.

●	Cost of risk was 5.6% in 2Q18 mainly explained by a 21.4% Cost of Risk in Consumer Finance Segment, while the Bank’s Cost of Risk was 3.3%. Coverage increased to 89.9% in 2Q18 from 85.9% in 2Q17 and 89.7% in 1Q18, due to a 20 bps increase in the Bank´s coverage ratio from 131.5% in 1Q18 to 131.7% in 2Q18, while Consumer Finance´s coverage decreased from 66.3% in 1Q18 to 64.0% in 2Q18.

●	Proforma Consolidated Common Equity Tier 1 Ratio of 13.1% in 2Q18, down from 15.8% in 1Q18 mainly reflecting the acquisitions of MILA and IOL in 2Q18 and loan growth. AR$2.0 billion remained at the holding level for future capital injections. Equity to Asset ratio of 12.7% in 2Q18 compared to 10.7% at June 2017 and 15.7% at March 2018.

CEO Message

Commenting on second quarter 2018 results, Patricio Supervielle, Grupo Supervielle’s Chairman and CEO, noted: “We are disappointed with the results for the quarter. While our macro assumptions for the year included stable foreign exchange, declining interest rates and decelerating inflation, the macro backdrop changed suddenly in the quarter resulting in a sharp currency devaluation, interest rate hikes and higher inflation that led to results well below our expectations. Despite the near-term challenges we are facing, our core business remains healthy, with asset quality in SMEs and Middle Market at historically low levels. Deposits performed well and continued to grow exceeding loan book growth.”

“During the second quarter our attributable net income declined 60% sequentially and below our expectations due to three key factors. First, our consumer finance business which represents 11% of our loan portfolio, posted lower than anticipated margins as a result of the sharp increase in cost of funding along with higher loan loss provisions as disposable income deteriorated further due to the challenging economic conditions. While we started to tighten credit scores in this segment earlier in the year and continued to take an even more stringent approach to consumer finance lending throughout the second quarter, the drastic macro changes impacted financial results. Second, our banking business reported softer than expected margins from lagged loan repricing given the sudden and sustained rise in interest rates. This is a temporary effect as we expect this business to deliver improved performance in the coming quarters as longer-term assets are repriced to the new environment. Lastly, our trading desk had a short position on FX at the onset of the AR$ devaluation in addition to lower than anticipated trading results, which impacted our bottom line this quarter.”

“In this context we took decisive action. First, we further tightened credit standards throughout the Company. Second, we are implementing cost cutting measures. Third, we made the decision to streamline and change the management of our consumer finance operations. Effective August 24, 2018, the consumer finance units of Grupo Supervielle, which include: Cordial Compañía Financiera S.A., Espacio Cordial de Servicios S.A., Tarjeta Automática S.A., and the recently acquired car lending business Micro Lending S.A., will be led by Mr. Juan Martin Monteverdi, current CEO of Espacio Cordial de Servicios S.A. By combining the four companies under a unified leadership, we seek to drive increased operational efficiency, accelerate the offering of a wide range of consumer products, enhance customer experience, and increase cross selling. Fourth, based on the repricing dynamics of our portfolio, our banking business is anticipated to capture increased interest revenue from rate hikes.”

“However, we believe this will be insufficient to offset the weak results in the second quarter of the year, and the impact of higher cost of funds and lower loan growth in consumer finance. As a result, we are revising downwards our guidance for the year.”

“The Board, the executive team and I, remain fully focused on executing our strategy and closely monitoring economic dynamics. We are convinced of the resilience and strengths of our franchise, as well as our policies and practices and believe the growth potential for the financial sector in Argentina remains unchanged,” concluded Mr. Supervielle.

Financial Highlights & Key Ratios

1.	Average Assets and average Shareholder´s Equity calculated on a daily basis

2.	Total Portfolio: Loans and Leasing before Allowances. According to IFRS, this line item includes Securitized Loan Portfolio and loans transferred with recourse.

3.	Loans/Total Deposits ratio was restated in previous quarters due to the inclusion in the balance sheet of the securitized and transferred loans.

4.	This ratio includes the liquidity held at the holding company level.

5.	Regulatory capital divided by risk weighted assets taking into account operational and market risk. The regulatory capital ratio applies only to the Bank and CCF on a consolidated basis and does not include the liquidity held at the holding company level- The Proforma consolidated capital ratio, includes the liquidity retained at Grupo Supervielle level after the equity offering, which is available for growth. As of June 30, 2018, the liquidity amounted to Ps. 2.0 billion. This ratio has not been restated for 2017 quarters.

6.	Tier 1 capital divided by risk weighted assets taking into account operational and market risk. The regulatory Tier 1 capital ratio applies only to the Bank and CCF on a consolidated basis and does not include the liquidity held at the holding company level. The. Proforma Consolidated Tier 1 capital ratio includes the liquidity retained at Grupo Supervielle level after the equity offering, which is available for growth. As of June 30, 2018, the liquidity amounted to Ps.2.0 billion. This ratio has not been restated for 2017 quarters.

7.	Source: INDEC

8.	The increase in the number of Access Points in 1Q18, reflects the opening of 1 bank branches located in Neuquen and the presence in 13 Walmart Stores. The increase in the number of Access Points in 2Q18, reflects the opening of 2 bank branches and 32 Mila branches.

2Q18 Earnings Call Dial-In Information

Date:	Friday, August 24, 2018

Time:	9:00 AM (US ET); 10:00 AM (Buenos Aires Time)

Dial-in Numbers:	1-877-407-0789 (U.S. and Canada), 1-201-689-8562 (International), 0-800-444-6247 (Argentina), or 0800-756-3429 (U.K.)

Webcast:	http://public.viavid.com/index.php?id=131061

Replay:	From Friday, August 22., 2018 at 12:00 AM US ET through Friday, September 7, 2018 at 11:59 pm US ET. Dial-in number: +1-844-512-2921 (U.S./Canada) or +1-412-317-6671 (international). Pin number: 13682751

REVIEW OF CONSOLIDATED RESULTS

Supervielle offers financial products and services mainly through Banco Supervielle (the “Bank”), a universal commercial bank, and Cordial Compañía Financiera (“CCF”), a consumer finance company which is consolidated with the Bank’s operations. The Bank and CCF, Supervielle’s main assets, comprised 86.4% and 6.4% respectively of total assets as of 2Q18. Supervielle also operates Tarjeta Automática, a consumer finance company with a distribution network mainly in southern Argentina; Supervielle Seguros, an insurance company; Supervielle Asset Management; Espacio Cordial, a retail company cross-selling related non-financial products and services. Since May 2018, Supervielle also operates through its new acquisitions, MILA, a car financing company, and InvertirOnline an online broker.

Comprehensive Income & Profitability

Attributable Comprehensive Income in 2Q18 decreased 10.8%, or AR$57.8 million YoY, to AR$475.3 million, and 36.2% QoQ, or AR$269.5 million.

Attributable Net Income in 2Q18 decreased 46.3%, or AR$233.6 million YoY, to AR$270.7 million, and 62.5% QoQ, or AR$451.9 million. 2Q18 results were primarily impacted by the sudden change in the key macro variables, mainly interest rates and inflation which caused a further reduction in disposable income to lower income population. As a result, our attributable net income was impacted by a lower NII and NIFFI in our consumer finance lending business as a result of the sharp increase in cost of funding along with higher loan loss provisions. Second, our banking business reported softer than expected margins from lagged loan repricing given the sudden and sustained rise in interest rates. Lastly, our trading desk had a short position on FX at the onset of the AR$ devaluation in addition to lower trading results.

Reflecting seasonality, the Company’s net income is typically higher in the second half of the fiscal year compared to the first half. Similarly, the second quarter is higher than the first quarter. The changing macroeconomic environment in 2Q18 and the negative impacts commented above, offset the typical seasonality. Seasonality primarily result from having to absorb the impact in expenses of salary increases negotiated between the banking associations and the banking employees’ trade union since January, while revenues grow cumulatively monthly throughout the year as the loan portfolio seasons.

ROAA was 1.8% in 2Q18 decreasing by 150 bps YoY and QoQ.

ROAE was 12.6% in 2Q18 compared to 28.8% in 2Q17 and 20.6% in 1Q18. The factors above detailed, explain the decrease in ROE.

NIM, Net Interest Income (NII), Net Income from Financial Instruments (NIFFI) & Exchange Rate Differences on Gold and Foreign Currency

In 2Q18, Net interest margin (NIM) was 19.2% decreasing 230 bps from 2Q17 and 40-bps from 1Q18. Net financial margin stood at 17.4% in 2Q18 compared to 20.6% in 2Q17 and 19.9% in 1Q18. Net Interest Income was AR$2.9 billion, increasing by 48.6% YoY and 2.8% QoQ. Net income from financial instruments at fair value through profit or loss, and Exchange rate differences on gold and foreign currency, increased by 19.8% YoY and decreased 11.0% QoQ. NII, NIFFI & Exchange rate differences, were flat QoQ reflecting the lagged loan repricing at the Bank given sudden & sustained interest rate hikes, a temporary effect, the higher cost of funding in Consumer Finance Segment, and a short position on FX at the onset of the AR$ devaluation as well as lower trading results.

The Tables below provide further information about NIM breakdown corresponding to Loan Portfolio and Investment Portfolio, NFM in both AR$ and U$S, Average Assets and Average Liabilities, as well as interest rates both on assets and liabilities and market rates.

While AR$ NIM decreased QoQ reflecting the increase in cost of funding following the sudden and continued increases in interest rates while assets do not reprice as fast, U$S NIM increased sequentially as a result of the AR$ devaluation. By contrast, the U$S NIM increase was offset by the cost of forward transactions which hedged the FX operating position and the FX increase impact on U$S denominated deposits, explaining the QoQ decrease in NFM.

The above also explains the QoQ decreases in NIM from both the AR$ Loan Portfolio and AR$ Investment Portfolio, as well as the QoQ increases in NIM in both the U$S Loan Portfolio and U$S Investment Portfolio.

In 2Q18, Cost of funds was 13.8% increasing 293 bps from 1Q18. While AR$ Cost of funds increased 383 bps to 18.3% following the increase in the average Badlar rate (444 bps QoQ), U$S Cost of funds remained stable at 1%.

The Table below provides further information about Interest-Earning Assets and Interest-Bearing Liabilities. While assets started to reprice, cost of funds increased faster.

*In 2Q18 and 1Q18 AR$1.9 billion and AR$ 4.1 respectively corresponds to Securities Issued by the Central Bank held by Grupo Supervielle.

Assets & Liabilities. Repricing dynamics.

2Q portfolio repricing dynamics show that while AR$ liabilities reprice in an average of 45 days, AR$ loans are fully repriced in an average term of around 247 days.

Interest Income

Interest income rose by 75.5% YoY to AR$5.6 billion in 2Q18 and 20.6% QoQ.

The YoY increase in interest income mainly reflected the following increases:

●	62.8% in average loan volumes excluding Foreign trade and U$S loans, surpassing the 50.3% growth in industry loans,

●	133.6% in average Foreign trade and U$S loans, surpassing the 111.8% growth in system loans, and

●	80 bps in average interest rate on total loans, excluding foreign trade and US dollar denominated loans, while average interest rate on foreign trade and US dollar denominated loans increased 6 bps.

The QoQ increase in interest income mainly reflected the following increases:

●	10.0% in average loan volumes excluding Foreign trade and U$S loans, surpassing the 8.5% growth in system loan growth,

●	19.9% growth in average Foreign trade and U$S loans, below the 25.0% growth in system loan growth, reflecting mainly the FX translation, and

●	180 bps increase in average interest rate on total loans, excluding foreign trade and US dollar denominated loans, while average interest rate on foreign trade and US dollar denominated loans increased 6 bps.

Interest Expenses

Interest expenses increased 118.5% YoY to AR$2.7 billion in 2Q18, and 48.5% QoQ.

The YoY increase in interest income mainly reflected the following changes:

●	A 73.9% increase in average interest-bearing liabilities, which represents 59.5% of Total Interest-Bearing Liabilities & Low & Non-Interest-Bearing Deposits compared to 55.4% in 2Q17.

●	510 basis point increase in the average nominal rate of Interest-Bearing Liabilities. This was partially offset by a 47.2% increase in Low or Non-interest-bearing deposits. Cost of funds increased 380 bps YoY.

The QoQ increase in interest income mainly reflected the following changes:

●	A 26.1% increase in average interest-bearing liabilities, which represents 59.5% of Total Interest-Bearing Liabilities & Low & Non-Interest-Bearing Deposits compared to 55.5% in 1Q18

●	A 360 basis points increase in the average nominal rate of Interest-Bearing Liabilities. This was partially offset by a 7.1% increase in Low or Non-interest-bearing deposits. Cost of funds increased 290 bps QoQ.

NIFFI and Exchange Rate Differences on Gold and Foreign Currency

Net Income from financial instruments and Exchange rate differences of AR$716.8 million up 19.8% YoY and down 11.0% QoQ. Sequential performance reflects mainly the trading loss following a short FX position held by the trading desk at the onset of the AR$ devaluation. Term Operations in the quarter, principally reflects the cost of hedging a long structural FX position, and to a lesser extent the trading loss of the short FX position.

Net Service Fee Income

Net service fee income (excluding Income from Insurance Activities) for 2Q18 totaled AR$1,012.0 million, increasing 20.7% YoY and 13.6% QoQ.

The main contributors to services fee income in 2Q18 were deposit accounts and credit cards commissions, each representing 38% and 36% respectively of the total.

* Excludes income from insurance activities

The 40.8% YoY rise in service fee income was driven mainly by the following increases:

●	54.2%, or AR$ 168.2 million, in deposit account fees, reflecting the higher volume in checking and savings accounts, as well as an increase in fees charged per account,

●	23.6%, or AR$ 86.3 million, in credit and debit cards reflecting higher business volumes as well as an increase in fee pricing which more than offset the reduction in credit card and debit card merchant discount rates (“MDR”). The maximum MDR for 2018 is 1.85% (compared to 2.0% in 2017), and the maximum debit card sales commissions for 2018 is 0.90% (compared to 1.0% in 2017).

Through Communication “A” 6212, effective as of April 1, 2017, the Central Bank issued a program to gradually reduce, on an annual basis, credit card and debit card merchant discount rates (“MDR”). In this regard, the maximum MDR for 2018 is 1.85%, declining from 2.0% in 2017 and dropping to 1.65%, 1.50% and 1.30% in 2019, 2020 and 2021 and after, respectively. The maximum debit card sales commissions for 2018 is 0.90% declining from 1.0% in 2017 and declining to 0.80%, 0.70% and 0.60%, in 2019, 2020 and 2021 and after, respectively, and

●	57.4%, or AR$72.7 million, in other commissions.

The 9.5% QoQ increase in service fee income is explained by the following decreases:

●	10.2%, or AR$ 42.0 million, in credit and debit cards,

●	36.4%, or AR$ 17.0 million, in Loan related fees, and

●	7.8%, or AR$ 34.7 million, in deposit account fees, reflecting the higher volume in checking and savings accounts, as well as an increase in fees charged per account.

Service fee expenses increased 306.1% YoY to AR$257.5 million in 2Q18, primarily due to 306.5% increase in Commissions paid reflecting higher business volumes.

On a QoQ basis, service fee expenses decreased 4.0%, mainly as a consequence of lower commissions paid as previous quarter reflected credit cards expenses due to seasonal promotions.

Income from Insurance Activities

Income from insurance activities includes insurance premiums, net of insurance reserves and production costs. Supervielle Seguros issued its first policies in October 2014 with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. At year-end 2015, Supervielle Seguros began issuing credit-related policies substantially growing its business since then, partly through the growth of loans and credit card portfolio balances and partly through the migration of some of the portfolio previously booked in a third-party insurance company. However, following a Central Bank Regulation issued in 2016, since September 1, 2016 both Banco Supervielle and Cordial Compañía Financiera are self-insuring against these risks and only contract new credit related insurances for mortgages loans.

Income from insurance activities for 2Q18 amounted to AR$145.3 million, representing increases of 28.8% YoY and decreasing by 2.3% QoQ.

Gross written premiums were up 5.2% QoQ, with non-credit related policies increasing AR$19 million or 9.5%, while credit-related policies decreased AR$7 million or 23.3% in the quarter.

Loan Loss Provisions

Loan loss provisions totaled AR$989.8 million in 2Q18, up 123.4% YoY and 36.2% QoQ.

The 123.4% YoY increase in loan loss provisions reflects the 70.3% growth of the loan portfolio, a further deterioration in asset quality in the Consumer Finance Segment, the increase in the coverage ratio from 85.9% in 2Q17 to 89.9% in 2Q18, and to a lesser extent, increased loan loss provisions in the retail and corporate banking segments.

Cost of risk was 5.6% in 2Q18 mainly explained by a 21.4% Cost of Risk in Consumer Finance Segment, while the Bank’s Cost of Risk was 3.3%. Allowances as a percentage of non-performing loans increased to 89.9% in 2Q18 from 85.9% in 2Q17 and 89.7% in 1Q18, due to a 20 bps increase in the Bank´s coverage ratio from 131.5% in 1Q18 to 131.7% in 2Q18, while Consumer Finance´s coverage decreased from 66.3% in 1Q18 to 64.0% in 2Q18.

2Q18 continued to show consumer behavior seasonality largely similar to that observed in prior years, but at higher levels than 2017. While higher delinquency rates experienced in the first months of the year are typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills, this behavior has been changing since 2016 and improvement has not been as fast as in previous years, changing the pattern and seasonality observed in prior years. Salary adjustments resulting from collective bargaining agreements below the annual inflation rate which even accelerated in 2018, along with additional increases in public services tariffs in 2018, further impacted the disposable income of the population in the Consumer Finance Segment causing additional deterioration in asset quality. Taking a more conservative stance, during the first quarter of 2018, the Company decided to tighten credit scoring standards and slow origination in the consumer finance segment. Those measures, following July 2018 information, could be showing early signs of improvement, although this need to be closely monitored as it could be only an impact of July seasonality.

The NPL ratio increased 60 bps YoY and 40 bps QoQ to 3.6% in 2Q18. Retail banking segment registered a 90 days delinquency ratio of 2.0% in 2Q18, well below its NPL ratio of 3.0% as a consequence of high percentage of customers receiving their monthly income in the Bank and reflecting a better performance of these clients with the Bank than with the rest of the system. On the other hand, the Consumer Finance Segment 90 days delinquency ratio was 17.2% in 2Q18, similar to its 18.0% NPL ratio.

The charts below show managerial information with respect to the evolution of 30-180 days delinquency rates in the Company’s Consumer Finance Segment portfolio:

1.	Lagged delinquency measures the real delinquency of the portfolio, without taking into account disbursements made in recent months. The delinquency on any one bucket is matched with the portfolio that originated such delinquency. Thus, the delinquency ratio for the portfolio in the 30-180 delinquency bucket as of June 2018, is calculated using in the denominator the portfolio outstanding as of March 2018.

The table below shows a +30 days delinquency 3 month vintage of the month over month origination in Consumer FInance:

Consumer Finance Loans disbursed in March and April 2018 showed lower delinquency than the loans disbursed in previous months. This improvement could be reflecting the consequence of the tightening of credit scoring standards in place since 1Q18.

Efficiency, Personnel, Administrative & Other Expenses

The efficiency ratio was 66.3% in 2Q18 increasing from 59.0% in 1Q18, and from 65.7% in 2Q17.

On a QoQ basis, the efficiency ratio increased from 59.0% in 1Q18. This was due to flat revenues in the quarter while total Personnel & administrative expenses increased by 12.9%.

The YoY increase in personnel expenses was mainly explained by salary increases:

●	A 5.3% additional rise in the average salary applied retroactively since January 2017, as catch up for 2017 inflation. This was as a consequence of the trigger clause in the last quarter of 2017,

●	A 15% rise in the average salary of the Bank’s personnel and a fixed amount paid to employees, resulting from the collective bargaining agreement between Argentine banks and the labor union reached in 2Q18, but partially applied retroactively since January 2018. This agreement called for an increase of 15% (10% applied since January 2018, and the remaining 5% applied since May 2018),

●	Salary increases, (not at the same level as the banking labor union) implemented at the Company’s other subsidiaries during last twelve months, and

●	A 5.3% increase in the employee base reaching 5,418. In 2Q18 were included 101 and 32 employees from Microlending S.A (¨MILA¨) and InvertirOnline (¨IOL¨) respectively.

The QoQ increase in personnel expenses was due to the 5% increase in salaries of the Bank´s personnel in May 2018.

The YoY rise in administrative expenses to AR$1.2 billion was mainly driven by the following increases:

●	56.4%, or AR$117.1 million, in other professional fees,

●	66.3% or AR$89.3 million, in taxes

●	84.8%, or AR$ 53.5 million, in advertising and publicity expenses, and

●	23.3%, or AR$89.5 million, in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others, which amounted to AR$474.2 million in 2Q18.

On a QoQ basis, administrative expenses increased 26.9% or AR$ 249.5 million, mainly due to the following increases:

●	92.4%, or AR$ 56.0 million, in advertising and publicity expenses,

●	26.0%, or AR$67.1 million, in other professional fees, and

●	18.2%, or AR$ 72.9 million, in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others, which amounted to AR$474.2 million in 2Q18.

Other Operating Income (expenses), net and D&A

During 2Q18, Other Operating Expenses, net was AR$ 489.9 million increasing 86.5% YoY and 21.9% QoQ.

D&A amounted to AR$76.3 million in 2Q18 increasing 12.1% YoY and 11.5% QoQ.

Other Comprehensive Income, net of tax

During 2Q18, Other Comprehensive Income, net of tax increased to AR$204.8 million from AR$28.6 million in 2Q17 and AR$22.2 million in 1Q18. These increases reflect the difference between the amortized cost and the market value of financial instruments held for investments as a result of the revaluation of the properties.

Income Tax

As per the tax reform passed by Congress in December 2017, the corporate tax rate for fiscal years 2018 and 2019 declined to 30% from 35% and will decline to 25% starting in fiscal year 2020. In addition, through the adoption of International Financial Reporting Standards effective January 1, 2018, the Company began to recognize deferred tax assets and liabilities, which should result in an effective tax rate closer to the statutory tax rate.

Additionally, as income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity. For example, at the holding company, financial expenses could not be offset with taxable income while having debt securities outstanding and no material source of taxable income. Income from proceeds from equity offerings temporarily retained at the holding company, allowed Supervielle to more than offset financial expenses paid through this vehicle and use tax credits existing from previous years, which in turn explained in prior quarters a lower effective tax rate.

Income tax expense from continuing operations in 2Q18 was AR$155.6 million, remaining unchanged from 2Q17 and decreasing by AR$127.1 million from the AR$282.7 million in 1Q18.

The QoQ decrease in income tax was mainly due to lower taxable income.

REVIEW OF CONSOLIDATED BALANCE SHEET

Key Drivers

Loan Portfolio

The gross loan portfolio, including loans and financial leases, amounted to AR$75.8 billion, increasing 70.3% YoY and 14.1% QoQ. FX neutral, gross loan portfolio increased 5.1% QoQ.

Automobile and other secured loans amounted to AR$ 1.7 billion increasing by 11 times YoY and 330.8% QoQ. This is explained by the acquisition of car financing company Mila in the quarter.

The charts below show the evolution of the loan book over the past five quarters broken down by segment.

Sequentially, Corporate loan growth reflects impact of FX devaluation. AR$ denominated corporate loan portfolio decreased 4.1%, while US$ denominated loans decreased 2.8%. On an FX neutral basis, the corporate loan portfolio decreased 3.6% QoQ.

Retail banking loan portfolio continued to show resilient growth, while the Consumer Finance loan portfolio slowdown continues reflecting the Company’s decision to tighten credit scoring standards in the segment.

Risk management

Atomization of the loan portfolio. As a result of its risk management policies, the Company continues to show an atomized portfolio, where top 10 and top 20 borrowers represent 9.7% and 14.0%, respectively of the Loan portfolio.

Loan portfolio is well diversified among different economic sectors as shown below. Civil Construction includes a total AR$ 4.9 billion exposure to Public Works activity, of which AR$ 881 million are unsecured loans while the remaining portion has different levels of collateralization.

Collateralized Loan Portfolio

As of June 30, 2018, 49% of the SMEs and Middle Market loan portfolio is collateralized, while total Corporate Banking Loan portfolio collateralization is 38%.

Regarding Retail Portfolio, loans to payroll and pension clients represent 67.5% of total segment loan portfolio.

Asset Quality

Allowances as a percentage of non-performing loans increased to 89.9% as of June 2018, from 85.9% as of June 2017 and from 89.7% as of March 2018.

Cost of risk was 5.6% in 2Q18 mainly explained by a 21.4% Cost of Risk in Consumer Finance Segment, while the Bank’s Cost of Risk was 3.3%. Coverage increased to 89.9% in 2Q18 from 85.9% in 2Q17 and 89.7% in 1Q18, due to a 20 bps increase in the Bank´s coverage ratio from 131.5% in 1Q18 to 131.7% in 2Q18, while Consumer Finance´s coverage decreased from 66.3% in 1Q18 to 64.0% in 2Q18.

The YoY increase in cost of risk is mainly explained by the 70.3% loan growth, the deterioration in asset quality in the Consumer Finance Segment, and the increase in the coverage ratio from 85.9% in 2Q17 to 89.9% in 2Q18.

Reflecting the Company’s decision to tighten credit scoring standards in the Consumer Finance Segment, the share of Consumer Finance loans declined to 11% of the loan book, from 13% in 2Q17 and 12% in 1Q18.

Net cost of risk, equivalent to loan loss provisions net of recovered charged-off loans and reversed allowances, was 5.3% in 2Q18, compared to 3.9% in 2Q17 and 4.3% in 1Q18.

The total NPL ratio increased 60-bps at 3.6% in 2Q18, from 3.0% as of June 2017 and 40-bps from 3.2% as of March 2018.

Retail banking segment registered a 90 days delinquency ratio of 2.0% in 2Q18, well below its NPL ratio of 3.0% as a consequence of high percentage of customers receiving their monthly income in the Bank and showing a better performance of these clients with the bank where they receive their monthly income. On the other hand, the Consumer Finance Segment 90 days delinquency ratio was 17.2% in 2Q18, similar to its 18.0% NPL ratio.

2Q18 continued to show consumer behavior seasonality largely similar to that observed in prior years, but at higher levels than 2017. While higher delinquency rates experienced in the first months of the year are typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills, this behavior has been changing since 2016 and improvement has not been as fast as in previous years, changing the pattern and seasonality observed in prior years. Salary adjustments resulting from collective bargaining agreements below the annual inflation rate which even accelerated in 2018, along with additional increases in public services tariffs in 2018, further impacted the disposable income of the population in the Consumer Finance Segment causing additional deterioration in asset quality. Taking a more conservative stance, during the first quarter of 2018, the Company decided to tighten credit scoring standards and slow origination in the consumer finance segment. Those measures, following July 2018 collections, could be showing early signs of improvement, although this need to be closely monitored as it could be only an impact of July seasonality.

1-includes retail and consumer finance portfolios

2- Total portfolio includes total loans before allowances, Unlisted corporate bonds & others and Receivables from financial leases before allowances

Funding

Total funding, including deposits, other sources of funding such as financing from other financial institutions and negotiable obligations, as well as shareholders’ equity, increased 73.5% YoY and 25.1% QoQ. FX neutral, total liabilities grew 18.3% sequentially.

Foreign currency denominated funding (in U$S) increased 35.1% YoY and 14.8% QoQ. AR$ denominated funding increased 53.1% YoY and 19.3% QoQ.

Foreign currency denominated deposits (in U$S) increased 24.0% YoY. This YoY increase in foreign currency denominated deposits is ahead of industry growth of 17.6%.

AR$ denominated deposits increased 64% YoY, and accounts for 71% of total deposits as of June 30, 2018, exceeding industry growth of 28.1%.

On a QoQ basis, Foreign currency denominated deposits increased 5.3% while Industry US dollar denominated deposits increased 2.6%.

AR$ denominated deposits increased 31% YoY, and accounts for 71% as of June 30, 2018. This YoY increase is ahead of industry growth of 8.8%.

FX neutral, deposits grew 24.2% QoQ.

Deposits

Total deposits amounted to AR$75.7 billion in 2Q18, increasing 76.7% YoY and 36.2% QoQ, representing 62.7% of Supervielle’s total funding sources compared to 61.6% in 2Q17 and 57.6% in 1Q18. The increase in the share of deposits was due to the seasonal increase in saving accounts mainly explained by the payment of half of the 13th salary and the increase in Special Checking Accounts and Time Deposits.

Non- or low-cost demand total deposits (including private and public-sector deposits) comprised 52% of the Company’s total deposits base (30.1% of savings accounts, 17.7% of checking accounts and 4.9% other accounts) as of June 30, 2018. Demand deposits represented 56.2% of total deposits (33.7% of savings accounts, 18.9% of checking accounts and 3.5% other accounts) as of March 31, 2018 and 60% as of June 30, 2017.

Driven by the Company’s sizeable deposit network franchise, retail branch deposits plus Senior Citizens deposits represent a 47% of total deposits compared with 53.9% of total deposits as of March 31, 2018 and 55.5% as of June 30, 2017.

As of June 30, 2018, the share of wholesale/institutional deposits over total deposits was 35.7% increasing from 23.9% as of June 30, 2017 and from 26.9% as of March 31, 2018.

The lower relative share of retail deposits and of sight deposits in the quarter, is explained by the growth in wholesale deposits which are typically invested in Central Bank notes.

Other Sources of Funding and Shareholder’s Equity

As of June 30, 2018, other sources of funding and shareholder’s equity amounted to AR$45.0 billion increasing 68.4% YoY and 10.0% QoQ.

The YoY rise in other sources of funding was explained by the following increases:

●	102.1%, or AR$7.8 billion, in shareholder’s equity due to the capital raised in the in the September 2017 equity follow-on,

●	483.7%, or AR$6.6 billion, in Financing received from Central Bank and others, and

●	55.5%, or AR$3.9 billion, in medium term notes following the notes issued in the local capital markets by both, the Bank and CCF.

These increases were partially offset by:

●	A 99.7% or AR$1.5 billion, decrease in Repo Transactions and

●	A 27.1%, or AR$391.4 million, decline in subordinated loans and negotiable obligations due to the cancellation in November 2017 of a U.S. dollar subordinated bond issued by the bank in 2010.

The QoQ performance in other sources of funding was explained by an increase of 117.3%, or AR$4.3 billion, in Financing received from Central Bank and others.

This increase was partially offset by declines of:

●	14.8%, or AR$805.8 million, in other financial liabilities and

●	2.1%, or AR$233,3 million, in medium term notes.

Foreign Currency Exposure

The table below show the monthly Foreign currency exposure since January 2018.

Liquidity & Capitalization

As of June 30, 2018, the total loans to deposits ratio was 101.8% compared to 104.0% in June 30, 2017 and 119.7% in March 31, 2018.

The loans to deposits ratio as of June 30, 2018 decreased 1,790 basis points QoQ to 101.8%, reflecting the seasonal increase in saving accounts mainly explained by the payment of the half of the 13th salary and the increase in wholesale and institutional deposits while loans increased 14% in the quarter.

As of June 30, 2018, liquidity coverage ratio (LCR) was 133.0% compared to 116.9 at March 31, 2018.

Net Stable funding ratio (“NSFR”) as of March 31, 2018 was 142.2%.

As of June 30, 2018, equity to total assets was 12.7%, compared to 10.7% at June 30, 2017 and 15.7% at March 31, 2018. The YoY improvement was mainly driven by the capital injection from the follow-on equity offering in September 2017, while the QoQ decrease reflects capital deployment through loan growth and through the acquisition of MILA and InvertirOnline in May 2018.

Capital injections made by the Company in its subsidiaries during 2018 were as follows:

●	In February 2018, CCF received total net capital injections of AR$380 million,

●	In March 2018, Tarjeta Automática received net capital injections of AR$ 300 million, and

●	In May 2018, Banco Supervielle S.A. received a capital contribution for a total amount equivalent to AR$ 861 million.

During 2018 the Company made the following acquisitions:

●	On April 6, 2018, the Board of Directors of Grupo Supervielle gave approval to issue an offer for the acquisition of 100% of the share capital of MILA for a total price of U.S.$20 million subject to price adjustment. On May 2, 2018, Grupo Supervielle closed the acquisition of MILA.

●	On May 24, 2018, Supervielle acquired a 100% stock ownership of online trading platform InvertirOnline (“IOL”), through the purchase of a 100% stock ownership in both InvertirOnline S.A. and InvertirOnline.com Argentina S.A. for an aggregate purchase price of US$ 38.5 million, subject to customary adjustments.

As of June 30, 2018, Banco Supervielle’s consolidated financial position showed solvency level with an integrated capital of AR$7.4 billion, exceeding total capital requirements by AR$1.9 billion.

The table below presents information about the Bank and CCF’s consolidated regulatory capital and minimum capital requirement as of the dates indicated:

As of June 30, 2018, Banco Supervielle’s Tier 1 Capital ratio on a consolidated basis with CCF was 10.7%, compared to 10.3% at June 30, 2017 and 10.4% at March 31, 2018. Including AR$2.0 billion retained at the holding company, remaining after the acquisitions of Mila and InvertirOnline, which are available for growth, the consolidated pro-forma TIER1 Capital ratio as of June 30, 2018 stood at 13.1%. Supervielle’s Tier1 ratio coincides with CET1 ratio.

As of June 30, 2018, Banco Supervielle’s total capital ratio on a consolidated basis with CCF was 12.0% compared to 11.7% in the same period of 2017 and 11.6% at March 31, 2018. Including AR$ 2.0 billion retained at the holding company, remaining after the acquisitions of Mila and InvertirOnline, which are available for growth, the consolidated pro-forma total capital ratio as of June 30, 2018 stood at 14.5%.

Total Capital (In millions of Argentine Ps.)	**jun 18**	**mar 18**	**dec 17**	**sep 17**	**jun 17**
Tier 1 Capital					
Paid in share capital common stock	772.0	744.4	744.4	642.9	642.9
Irrevocable capital contributions	-	-	-	-	-
Share premiums	5,481.2	4,647.8	4,647.8	2,149.3	2,149.3
Disclosed reserves and retained earnings	4,602.5	3,834.6	3,173.8	3,173.8	3,173.8
Non-controlling interests	91.5	93.8	78.6	47.2	41.4
IFRS Adjustments	-665.1	-	-	-	-
100% of results	364.5	-	1,088.4	676.9	246.0
50% of positive results	32.1	167.7	170.2	205.7	215.4
Sub-Total: Gross Tier I Capital	**10,678.7**	**9,488.3**	**9,903.1**	**6,895.8**	**6,468.9**
Deduct:					
All Intangibles	203.1	175.9	312.6	262.5	270.6
Pending items	56.6	40.9	40.8	36.1	38.5
Other deductions	393.3	403.8	32.8	37.1	35.7
Total Deductions	**652.9**	**620.6**	**386.2**	**335.8**	**344.8**
Sub-Total: Tier I Capital	**10,025.8**	**8,867.7**	**9,516.9**	**6,560.0**	**6,124.1**
Tier 2 Capital					
General provisions/general loan-loss reserves 50%	735.7	644.0	588.1	518.4	422.6
Subordinated term debt	500.3	348.6	325.2	347.3	408.3
Sub-Total: Tier 2 Capital	**1,236.0**	**992.5**	**913.3**	**865.6**	**830.9**
Total Capital	11,261.8	9,860.2	10,430.2	7,425.6	6,955.0
Credit Risk weighted assets	75,435.5	65,677.7	60,939.3	54,413.8	47,698.4
Risk weighted assets	94,096.9	85,096.2	75,301.4	67,252.1	59,240.1
Tier 1 Capital / Risk weighted assets[1]	**10.7%**	**10.4%**	**12.6%**	**9.8%**	**10.3%**
Regulatory Capital / Risk weighted assets[1]	**12.0%**	**11.6%**	**13.9%**	**11.0%**	**11.7%**

1. Tier1 Capital / Risk weighted assets does not include $4.3 billion tier1 capital retained at the holding company level, that is available for growth. It only includes capital at the Consolidated Bank level. Tier 1 proforma (including $2.0 billion at the holding company) stood at 13.1% as of June 30, 2018. The capital ratios were not restated for the 2017 quarters.

RESULTS BY SEGMENT

Overview

Supervielle conducts its business through the following operating segments: Retail Banking, Corporate Banking, Treasury, Consumer Finance, Insurance, and Asset Management & Other Services.

Net Operating Revenue Mix

In 2Q18, the Retail Segment represented 57.9% of net operating revenues, compared to 54.4% in 2Q17 and 55.1% in 1Q18.

The Corporate Segment represented 22.4% of net operating revenues in 2Q18 compared to 10.2% in 2Q17 and 16.8% in 1Q18, while the Consumer Finance Segment represented 17.5% of net operating revenues in 2Q18 compared to 18.3% in 2Q17 and 18.1% in 1Q18.

Adjustments decreased by 34.2% QoQ due to the decrease in results obtained from investing the proceeds from the equity follow on.

Attributable Comprehensive Income Mix

The table below presents information about the Attributable Comprehensive Income by segment:

Retail Banking Segment

Through the Bank, Supervielle offers its retail customers a full range of financial products and services, including personal loans, credit cards, mortgages, deposit accounts, purchase and sale of foreign exchange and precious metals, among others.

Attributable Comprehensive Income at the Retail Banking Segment increased from AR$79.6 million in 2Q17 and AR$151.0 million in 1Q18 to AR$124.8 million in 2Q18. This resulted mainly from a higher net operating revenue before loan loss provisions partially offset by the increase in loan loss provisions to AR$333.9 million.

In 2Q18, net operating revenue before loan loss provisions was AR$2.9 billion, up 41.1% from 2Q17 and 12.6% QoQ.

The YoY increase is mainly explained by: i) 42.7% growth in net interest income reflecting increases in personal, mortgage loan and credit cards volumes and the repricing of this portfolio and ii) 41.6%, or AR$ 183.2 million, in net service fee income.

The 12.6% QoQ increase in net operating revenue before loan loss provisions resulted from i) a 19.4% in net service fee income and ii) a 7.1% increase in net interest income reflecting the repricing of these loans.

Loan loss provisions amounted to AR$333.9 million in 2Q18, up 75.3% from 2Q17 and 35.4% from 1Q18. The YoY rise is primarily due to the growth in the loan portfolio, the increase in the non-performing loans and the increase in the coverage ratio. Retail banking segment registered a 90 days delinquency ratio of 2.0% in 2Q18, well below its NPL ratio of 3.0% as a consequence of high percentage of customers receiving their monthly income in the Bank and showing a better performance of these clients with the bank where they receive their monthly income.

Retail banking loans (including receivable from financial leases) reached AR$27.4 billion at June 30, 2018 increasing 58.5% YoY and 13.6% QoQ. These increases reflect higher volumes of personal loans and mortgage loans.

Retail banking deposits rose 44.4% on annual basis and 18.0% versus 1Q18.

Corporate Banking Segment

Through the Bank, Supervielle offers large corporations, middle market companies and small businesses a full range of products, services and financing options including factoring, leasing, foreign trade finance and cash management, although with a focus on middle market and SMEs.

Attributable Comprehensive Income at the Corporate Banking Segment increased from AR$90.6 million in 2Q17 and AR$243.2 million in 1Q18 to AR$347.5 million in 2Q18. This resulted mainly from a higher net operating revenue before loan loss provisions partially offset by the increase in loan loss provisions to AR$167.9 million.

In 2Q18, net operating revenue before loan loss provisions was AR$1.1 billion, up 190.9% from 2Q17 and 42.5% QoQ.

The YoY increase is mainly explained by: i) 237.7% growth in net interest income reflecting the increase in the corporate loan portfolio and the repricing of this portfolio and ii) 19.2%, or AR$ 24.6 million, in net service fee income.

The 42.5% QoQ increase in net operating revenue before loan loss provisions resulted from i) a 47.37%, or AR$275.5 million increase in net interest income reflecting higher volumes on corporate loans and the repricing of these loans and ii) 14.5% or AR$ 12.8 million in net service fee income.

Loan loss provisions was AR$167.9 million in 2Q18 compared to AR$24.2 million in 2Q17 and AR$ 72.8 million in 1Q18. Part of the increase in loan loss provisions in the quarter, is explained by the 1% regulatory loan loss provisions on the increased loan portfolio denominated in U$S loans following the FX hike.

The corporate loan portfolio rose 83.5% YoY and 13.4% QoQ to AR$37.5 billion.

Total deposits amounted to AR$6.2 billion, increasing 110.1% YoY, and 40.5% QoQ.

Treasury Segment

The Treasury Segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs and opportunities of the Retail and Corporate Banking segments as well as its own needs and opportunities. The Treasury Segment implements the Bank’s financial risk management policies, manages the Bank’s trading desk, distributes treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients.

During 2Q18, the Treasury Segment reported an Attributable comprehensive loss of AR$137.5 million, compared with net gains of AR$192.9 million in 2Q17 and a net loss of AR$4.2 million in 1Q18.

The 181.5% YoY decline in Comprehensive Income reflects: i) a AR$227 million increase in losses from Net Interest Income as a result of higher expenses from treasury funds as a consequence of the increase in market interest rates and ii) a 1.4% decrease in Net Income from Financial Instruments and Exchange Rate differences as a result of the trading loss following a short FX position held by the trading desk at the onset of the AR$ devaluation as well as lower trading results.

The QoQ decrease was due to: i) a AR$576 million increase in losses from Net Interest Income as a result of higher expenses from treasury funds as a consequence of the increase in market interest rates, and ii) A 518.7 million losses in Net Income from Financial Instruments as a result of the trading loss following a short FX position held by the trading desk at the onset of the AR$ devaluation, and lower trading results. This is compared to a AR$340.3 net gain in previous quarter. Exchange Rate differences offset this loss.

Consumer Finance Segment

Through Cordial Compañia Financiera and Tarjeta Automatica, Supervielle offers credit card services and loans to the middle and lower-middle-income sectors. Product offerings also include consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina, as well as with other agreements with retailers such as Hiper Tehuelche and through Tarjeta Autmática branch network.

Attributable Comprehensive Income at the Consumer Finance Segment registered a net loss of AR$60.0 million compared to a net gain AR$15.8 million in 2Q17. This resulted mainly from 99.5% or AR$228.6 million increase in loan loss provisions, and AR$213.7 million losses from financial instruments and higher cost of funds as a result of the sudden increase of the Badlar rate in the quarter.

QoQ, Attributable Comprehensive Income decreased from a net gain of AR$3.3 million in 1Q18. This resulted mainly from 14.2% or AR$57.0 million increase in loan loss provisions, and AR$213.7 million losses from financial instruments. This is explained by the abovementioned increase in cost of funds.

In 2Q18, net operating revenue before loan loss provisions was AR$876.2 million, increasing 26.9% from 2Q17 and 3.9% QoQ.

The YoY increase is mainly explained by: i) 68.2% growth in net interest income reflecting increases in interest from personal loans and credit cards in the segment, ii) a 27.3% or AR$19.5 million increase in net service fee income due to higher fees on financial intermediation activities offset by iii) Losses from financial instruments at fair value through profit

The 3.0% QoQ decrease in net operating revenue before loan loss provisions resulted from i) Losses from financial instruments at fair value through profit. and ii) a 3.9% or AR$3.3 million decrease in net service fee income.

Loan loss provisions amounted to AR$458.5 million in 2Q18, up 99.5% from 2Q17 and 14.2% from 1Q18. Cost of Risk was 21.5% in 2Q18, while coverage ratio decreased from 66.3% to 64.0%.

2Q18 continued to show consumer behavior seasonality largely similar to that observed in prior years, but at higher levels than 2017. While higher delinquency rates experienced in the first months of the year are typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills, this behavior has been changing since 2016 and improvement has not been as fast as in previous years, changing the pattern and seasonality observed in prior years. Salary adjustments resulting from collective bargaining agreements below the annual inflation rate which even accelerated in 2018, along with additional increases in public services tariffs in 2018, further impacted the disposable income of the population in the Consumer Finance Segment causing additional deterioration in asset quality. Taking a more conservative stance, during the first quarter of 2018, the Company decided to tighten credit scoring standards and slow origination in the consumer finance segment. Those measures, following July 2018 information, could be showing early signs of improvement, although this need to be closely monitored as it could be only an impact of July seasonality.

Loans totaled AR$8.1 billion as of June 30, 2018 increasing 35.6% YoY and 3.1% QoQ. YoY, loan growth was mainly driven by the increase in personal loans. The QoQ performance reflects the slowdown resulting from the tightening of credit scoring metrics in 1Q18, and further deepened in 2Q18 following the sudden change in key macroeconomic variables.

Insurance Segment

Through Supervielle Seguros, Supervielle offers insurance products, primarily personal accidents insurance, protected bag and life insurance. All insurance products are offered to its customers. Supervielle Seguros offers credit related and others insurance to satisfy the needs of customers as well.

Attributable Comprehensive income of the Insurance Segment in 2Q18 was AR$71.8 million, compared to AR$75.2 million in 2Q17 and AR$55.3 million in the previous quarter.

Following the Central Bank Regulation issued in 2016, since September 1, 2016 both Banco Supervielle and Cordial Compañia Financiera are self-insuring against credit related risks and Banco Supervielle only contract new credit related insurances for mortgages loans. The Company expects to continue expanding this business and launching new insurance products previously offered to its customers by other Insurance Companies. As part of this strategy, Supervielle Seguros launched new products in 3Q17 including; Home Insurance, Technology Insurance and ATMs insurance.

Gross written premiums increased by 27.7% YoY and 5.2% in the quarter. Sequentially, non-credit related policies increased AR$19 million or 9.5%, while credit-related policies decreased AR$7 million or 23.3%.

Net operating revenues attributable to Supervielle Seguros in 2Q18 were AR$126.5 million, increasing 12.7% YoY and decreasing 11.1% QoQ.

Claims Paid amounted to AR$68.1 million in 2Q18, increasing 58.0% YoY and 88.8% QoQ. The Combined ratio increased to 70.7% in 2Q18 from 70.0% in 2Q17 due to higher gross written premiums and lower general expenses. On a quarterly basis, the combined ratio decreased from 73.5% in 1Q18 reflecting higher Claims Paid in the quarter.

Asset Management & Others Segment

Supervielle offers a variety of other services to its customers, including mutual fund products through Supervielle Asset Management, and non-financial products and services through Espacio Cordial. Since May 2018, Supervielle also offers products and services through Mila S.A. and InvertirOnline S.A.

Attributable Comprehensive income of the Asset Management Segment & Other Segments increased 15.0% YoY and decreased 18.5% QoQ to AR$61.1 million.

In 2Q18 Net operating revenue increased 109.9% YoY due to AR$44.4 million increase in Net Interest Income as a result of MILA and IOL operations acquired in 2Q18, and a 53% increase in Net Service Fee Income resulting from cross-selling initiatives to leverage the Company’s compelling non-financial products and services sold by Espacio Cordial.

QoQ, the abovementioned increases were partially offset by higher administrative expenses due to higher headcount in the segment resulting from employees of both MILA and IOL.

Assets under management amounted to AR$16.5 billion as of June 30, 2018, up from AR$13.6 billion as of June 2017 and down from AR$18.6 billion as of March 2018. As of June 30, 2018, fixed income funds represented 76% of assets under management.

FY 2018 GUIDANCE

Reflecting the sudden macroeconomic changes experienced in 2Q18, Supervielle revised guidance for FY18 as outlined below:

1 Source: Market Expectations Survey (Central Bank), unless otherwise noted. Original assumptions as of January 2018 and current assumptions as of July 2018.

2 Company estimate

3 Loans including leases

4 The TIER 1 ratio guidance includes net funds held at the holding company. Tier 1 ratio coincides with CET1 ratio

RELEVANT EVENTS

Acquisition of the capital stock of Micro Lending S.A.

On April 6, 2018, the Board of Directors of Grupo Supervielle gave approval to issue an offer for the acquisition of 4,000,000 ordinary, nominative, non-endorsable shares of Ps.1 par value and entitled to one vote per share, representing 100% of the share capital of MILA for a total price of U.S.$20 million subject to price adjustment. MILA specializes in car financing, particularly for previously owned cars. On May 2, 2018, Grupo Supervielle closed the acquisition of MILA.

Grupo Supervielle S.A. Management Appointments

On April 12, 2018, Grupo Supervielle S.A. announced it plans to expand and enhance its capital markets and investment banking business. Roberto Garcia Guevara, who recently joined the Company, will play a key role in leading and implementing the roll out of the strategy. Roberto Garcia Guevara brings broad experience and an extensive career in investment banking, research and corporate finance, having worked for the last 27 years in prestigious global and local investment banking institutions including Baring Securities, Merrill Lynch, UBS Pactual, Raymond James and AR Partners, among others.

On July 2, 2018, Eduardo Urdapilleta joined Banco Supervielle as Head of Transformation to lead the bank´s current digitalization efforts. Eduardo has extensive experience in international financial institutions. Prior to join Supervielle, he served as Executive Vice President of Liability products and Marketing at BOFI Federal Bank. BOFI is a fully digital bank based in California with nationwide reach. There he led the largest business unit, including Consumer Banking, Corporate Banking, Call Center and Operations. Likewise, he was responsible for Marketing and Data Analysis for the entire bank. Previously, he was Director of Business Analysis and Transformation of the corporate business at Citibank N.A. New York. Before, Eduardo was Partner at McKinsey & Company where he worked for 8 years with a focus on financial services.

Annual General Meeting

On April 24, 2018 Grupo Supervielle held its Annual General Meeting of Shareholders and approved all the proposals submitted by the Board of Directors, including:

●	Annual and consolidated financial statements for the financial year ended December 31, 2017,
●	Appointment of members of the board of directors,
●	Payment of a cash dividend of AR$ 243,705,868.15
●	Election of Price Waterhouse Coopers as the company’s independent auditor, and
●	Consideration of the amendments to sections Six, subsection g) (rules the procedure to be carried out by the Company in case of a tender offer) and Sixteen of the bylaws (set the minimum quorum required at shareholders’ meetings to amend section Six subsection g)).

The following table shows the new composition of the board of directors:

Title	Name	Date of Expiration of current term

Chairman	Julio Patricio Supervielle	December 31, 2018
First Vice-Chairman	Jorge Ramirez	December 31, 2018
Second Vice-Chairman	Emérico Alejandro Stengel	December 31, 2019
Director and Corporate
Secretary of the Board	Atilio Dell’Oro Maini	December 31, 2018
Director	Laurence Nicole Mengin de Loyer*	December 31, 2019
Director	Richard Gluzman*	December 31, 2018
Director	María Gabriela Macagni*	December 31, 2019
Director	Jorge Mocetti*	December 31, 2019

* Independent directors according to CNV Rules and NYSE Rules

Irrevocable Capital Contribution to Banco Supervielle S.A

In May 2018, Grupo Supervielle made a capital contribution in Banco Supervielle S.A. for a total amount of AR$ 861 million.

Grupo Supervielle S.A. Acquired 100% ownership of Online Trading Platform InvertirOnline

On May 24, 2018, Supervielle has acquired a 100% stock ownership of online trading platform InvertirOnline (“IOL”), through the purchase of a 100% stock ownership in both InvertirOnline S.A. and InvertirOnline.com Argentina S.A. for an aggregate purchase price of US$ 38.5 million, subject to customary adjustments.

Banco Supervielle Completes Its 2018 New Branch Opening Program

On April 9, 2018, Banco Supervielle opened its first branch in Patagonia, in the city of Neuquén. The city of Neuquén is one of the major cities in Patagonia with an important commercial center that serves the surrounding areas and great presence of companies. This opening is strategic for new business development in the region including the oil and gas industry.

On June 26th, Banco Supervielle opened a new branch in the neighborhood of Caseros. Caseros is located in the district of Tres de Febrero, in Greater Buenos Aires. Caseros has a large number of companies, SMEs and businesses of different sizes, which the bank will seek to accompany. These are key segments for the bank’s strategic growth.

Grupo Supervielle deepens its commitment to the Province of San Luis

On May 23, 2018, the Municipality of the city of San Luis appointed Banco Supervielle (the “Bank”) as financial agent for a term of 2 years with automatic renewal for 2 additional years, commencing with the first payroll payment on June 29 of the current year which could result in the migration of approximately 2,450 customers from other institutions. With the appointment by the City of San Luis, the Bank became financial agent for all the municipalities in the Province.

On June 7, 2018, the Province ratified the agreement signed with the Bank for a term of 12 months formalizing its role as exclusive paying agent which the Bank has continued to provide since the termination of the Financial Agency Agreement with the Province in February 2017.

The Bank has maintained a presence in the Province of San Luis for more than 20 years. In 1996 the Bank acquired Banco de San Luis and was appointed as exclusive paying agent for the government of the Province of San Luis to provide financial agency and tax collection services to the Province and serve as payor bank for provincial government employees. This financial agent contract was renewed twice and was due to expire on 2021. On January 17, 2017, the Province of San Luis notified the Bank of its decision to terminate, effective as of February 28, 2017, the Financial Agency Agreement. Since February 2017, the Bank has continued to provide Financial Services to the Provincial government of the Province of San Luis and its employees despite the termination of the Financial Agency Agreement in February 2017. The recent agreements solidify the Bank’s presence in the region.

Grupo Supervielle S.A. Separates Chairman and Chief Executive Officer Roles

On June 22, 2018, Grupo Supervielle S.A. Separates Chairman and Chief Executive Officer Roles and appointed Jorge Ramirez as the Company’s next Chief Executive Officer, effective September 1, 2018. This decision is aimed at aligning the management structure to the highest corporate governance standards and focusing the role of CEO on executing the Company’s Digital Transformation strategy, driving growth and enhancing efficiency and profitability.

Mr. Supervielle will remain fully dedicated to Grupo Supervielle and will continue to chair the Company’s Board of Directors while also working closely with Mr. Ramirez on longer-term strategic initiatives for the Company. This continues to be his only business

Jorge Ramirez as CEO will remain committed to executing on our five-year strategic plan focused on deepening our operational leverage, increasing share of wallet of clients, acquiring new clients through tailored propositions for each of our target segments and enhancing user experience and loyalty through digital transformation and innovation.

CREDIT RATINGS

Banco Supervielle’s Credit:

Banco Supervielle Credit Rating

Fitch Ratings assigned a long-term rating of ‘B(EXP)/RR4’ to Banco Supervielle S.A.’s (Supervielle) series A senior unsecured floating rate notes issued on February 9, 2017 for a total amount of up to US$300 million-peso equivalent. On May 11, 2018, Fitch Ratings revised Banco Supervielle S.A.’s (Supervielle) Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) at ‘B’. The Rating Outlook is Stable from Positive. In January 2018. Fitch took corrective action on issue-level ratings for Banco Supervielle S.A. and assigned an ‘emr’ suffix following the discovery of an error in the application of criteria with respect to these issues.

Banco Supervielle Credit Rating

Moody´s Investors Service assigned a B3 global scale local currency debt rating to Banco Supervielle S.A. (Supervielle)’s Class A notes for a total amount of up to US$300 million-peso equivalent.

Banco Supervielle Credit Rating

Fix Scr (Argentine affiliate of Fitch Group) maintains a local long term national scale rating for Banco Supervielle as AA (Arg), with a stable outlook. This rating was affirmed on July 6, 2018.

On December 6 2017, Moody’s Latin America changed the outlook to stable from positive on multiple Argentine banks and finance companies, including Grupo Supervielle and Banco Supervielle.

REGULATORY CHANGES

Net Global FX Position

In May 2018, through Communication “A” 6501 the Central Bank of Argentina (BCRA) established that as of May 7th, 2018 “Net Global long FX position” when converted to Ps. at the applicable exchange rate on a daily basis cannot be greater than 10% of the previous month integrated capital (RPC) or the Bank’s own liquid assets whichever is less.

On June 18, 2018, the Central Bank further reduced the maximum Net Global long FX Position from 10% to 5%, but higher limits to acquire LETES issued in USD (FX global position up to 30%).

Reserve requirements

On June 18, 2018, the Central Bank announced a 5% increase in the minimum cash reserve requirements on the short-term deposits and liabilities (3% applied since June 21,2018 and 2% since July 18). These increases in reserve requirements can be integrated in BOTES, treasury notes issued in local currency yielding 26%, with maturity in November 2020.

On July 2, 2018, the Central Bank increased an additional 3% in the minimum cash reserve requirements since July 2, 2018. This increase should be set up in cash and are not remunerated.

On August 16, 2018, the Central Bank increased an additional 3% in the minimum cash reserve requirements for entities included in “Group A” (entities with a share of deposits above 1%) since August 16, 2018. This increase should be set up in cash and is not remunerated.

Financial Reporting in hyperinflationary economies

IAS 29 “Financial Reporting in hyperinflationary economies”, requires that financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be stated in terms of the measuring unit current at the end of the reporting period. In doing so, non-monetary items are restated by applying to its historical cost and accumulated depreciation the change in a general price index from the date of acquisition or last revaluation, until the end of the reporting period. Such restatement is also applied to figures of previous periods included in the financial statements.

In order to determine if an economy is hyperinflationary in accordance with IAS 29, the Standard sets a number of factors to be considered, including a cumulative inflation rate over three years that approaches or exceeds 100%.

Following the above-mentioned guidelines, on July 24, 2018 the Argentine Federation of Accounting Professionals Associations (Federación Argentina de Consejos Profesionales en Ciencias Económicas), issued a communication stating that IAS 29 should be applied for periods ending since July 1, 2018. However, at the date of these financial statements, the Decree 664/03 from the Executive Branch is in effect, preventing the filing with the National Securities Commission (Comisión Nacional de Valores) of financial statements adjusted for inflation. In addition, the Association of Accounting Professionals of the City of Buenos Aires (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires) nor the Argentine Central Bank (Banco Central de la República Argentina) have issued any statement on this subject. Hence, these financial statements were not restated to the measuring unit at the end of the reporting period.

When evaluating and interpreting the financial position and results of the Company, however, relevant changes observed in certain macroeconomic indicators during the most recent years must be considered.

SUBSEQUENT EVENTS

Changes in monetary policy

On August 8, the Central Bank (BCRA) changed its main instrument of monetary policy to the 7-day Leliq rate from the center of the 7-day repo corridor previously. Only banks are allowed to hold Leliqs (Letras de liquidez) which are normally more liquid than repos.

In the statement, the Central Bank started with the new policy rate at 40% and said it will keep a restrictive policy as June inflation accelerated more than expected (29.5% yoy, 3.7% mom) and as July inflation is slowing down less than expected (high-frequency indicators). Besides, while BCRA expects a decline in core inflation in August-October vs July, the headline inflation decline could be minor as expected regulated price hikes in August and October will pressure headline inflation. Later on, on August 13, the Central Bank increased again the Leliq rate to 45%.

On August 13, the Central Bank also announced a Lebac cancelation program and a plan to reduce/eliminate the Lebac stock. Going forward, banks will only be allowed to purchase Leliqs and 1-year Nobacs (the former, which have not been issued for some years, were floating rate instruments linked to the Badlar rate). Also, banks will not be allowed to sell their remaining Lebacs to non-banks in the secondary market. Meanwhile, the BCRA will reduce the Lebacs held outside banks by offering less Lebacs than the stock maturing each month. According to the statement, the BCRA expects to have eliminated the stock of Lebacs outside banks (around ARS600bn) by December. The Treasury will issue short-term peso debt to absorb the ARS the BCRA will free up in the Lebac auctions, with the first auction taking place on August 15th.

Key performance indicators: Differences between IFRS and Central Bank GAAP

Find below a comparison between 2Q17 key performance indicator under IFRS and Central Bank GAAP.

	IFRS	Central Bank GAAP
ROAE	28.8	31.2
ROAA	3.3	3.6
Net Interest Margin	21.5	19.8
Net Fee Income Ratio	27.8	31.4
Efficiency	65.7	65.0
Loan to Deposits	104.0	98.9
NPL	3.0	2.9
Cost of Risk	4.4	4.2
Coverage ratio	85.9	88.0
Total Equity/ Total Assets	10.7	11.7

Appendix II: Definition of ratios

Net Interest Margin: Net interest income + Net income from Government & Corporate Securities at fair value through profit or loss+ divided by average interest-earning assets.

Net Financial Margin: Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, divided by average interest-earning assets.

Net Fee Income Ratio: Net services fee income + Income from insurance activities divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, net services fee income, income from insurance activities and other net operating income.

Net Fee Income as a % of Administrative Expenses: Net services fee income + Income from insurance activities divided by Personnel, Administrative Expenses and D&A.

ROAE: Attributable Comprehensive Income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.

ROAA: Attributable Comprehensive Income divided by average assets, calculated on a daily basis and measured in local currency.

Efficiency ratio: Personnel, Administrative expenses and Depreciation & Amortization divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, net services fee income, income from insurance activities and other net operating income.

Loans to total deposits: Loans and Leasing before allowances divided by total deposits.

Regulatory Capital/ Risk Weighted Assets: Regulatory capital divided by risk weighted assets. This ratio applies only to the Bank and CCF on a consolidated basis.

Cost of risk: Annualized loan loss provisions divided by average loans, calculated on a daily basis.

NPL Creation: NPL loans created in the quarter plus portfolio written off in the quarter.

GRUPO SUPERVIELLE FINANCIAL STATEMENTS

Consolidated Balance Sheet Data (In millions of Argentine Ps.)	jun 18	mar 18	dec 17	sep 17	jun 17
Assets					
Cash and due from banks	19,692.7	10,529.6	11,097.8	9,083.4	9,445.5
Secuities at fair value through profit or loss	13,654.7	9,952.9	11,404.3	4,624.7	4,150.9
Derivatives	23.4	97.7	26.9	38.0	-
Repo transactions	66.2	1,483.9	3,349.8	-	-
Other financial assets	2,118.4	1,737.1	1,702.7	6,741.1	2,522.1
Loans and other financings	74,526.7	65,727.5	60,426.7	53,615.7	45,110.7
Other securities	3,201.3	1,063.6	359.2	2,311.9	3,704.8
Financial assets in guarantee	2,646.9	3,340.9	1,301.2	2,741.9	2,781.2
Current Income tax assets	347.7	-	-	167.5	124.8
Investments in equity instruments	8.3	42.6	45.9	7.0	5.4
Investments in subsidiaries, associates and joint ventures	-	13.7	0.7	152.3	1.0
Property, plant and equipment	1,375.4	1,181.8	1,174.1	871.1	819.9
Intangible assets	1,762.8	198.9	190.6	152.4	149.2
Deferred tax assets	366.5	340.5	489.2	508.4	464.3
Other non-financial assets	998.2	858.9	633.2	542.6	404.6
Total assets	**120,789.0**	**96,569.6**	**92,202.4**	**81,557.9**	**69,684.3**
Liabilities and shareholders' equity					
Deposits:	75,672.7	55,540.2	56,408.7	47,170.8	42,817.0
Non-financial public sector	8,538.6	6,187.1	6,171.7	6,973.4	6,369.4
Financial sector	23.7	7.8	15.7	4.4	7.9
Non-financial private sector and foreign residents	67,110.4	49,345.3	50,221.3	40,192.9	36,439.6
Liabilities at a fair value through profit or loss	-	-	-	1.2	-
Derivatives	191.7	-	-	-	5.1
Repo transactions	5.1	1,632.3	-	1,266.0	1,476.1
Other financial liabilities	4,647.8	5,453.9	3,899.9	4,444.7	4,394.4
Financing received from Central Bank and others	7,962.8	3,664.4	3,524.3	1,522.3	1,364.2
Medium Term Notes	10,786.4	11,019.7	8,589.0	7,369.5	6,935.7
Current Income tax liabilities	418.0	390.0	692.1	843.4	754.6
Subordinated Loan and Negotiable Obligations	1,055.4	732.7	685.9	1,533.2	1,446.8
Provisions	87.8	85.8	80.2	74.6	67.8
Deferred tax liabilities	0.0	-	-	-	-
Other non-financial liabilities	4,460.2	2,791.5	3,802.3	3,092.5	2,756.1
Total liabilities	**105,287.8**	**81,310.5**	**77,682.2**	**67,318.2**	**62,017.7**
Attributable Shareholders' equity	**15,345.4**	**15,114.2**	**14,369.6**	**14,032.8**	**7,593.8**
Non Controlling Interest	155.8	145.0	150.6	207.0	175.9
Total liabilities and shareholders' equity	**120,789.0**	**96,569.6**	**92,202.4**	**81,557.9**	**69,684.3**

About Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV)

Grupo Supervielle S.A. (“Supervielle”) is a universal financial services group located in Argentina that owns the fifth largest private domestically-owned bank in terms of assets. Headquartered in Buenos Aires, Supervielle offers retail and corporate banking, treasury, consumer finance, insurance, asset management and other products and services nationwide to a broad customer base including: individuals, small and medium-sized enterprises and medium to large-sized companies. With origins dating back to 1887, Supervielle operates through a multi-brand and multi-channel platform with a strategic national footprint. As of June 30, 2018, Supervielle had total assets of AR$120.8 billion under Argentine Banking GAAP. As of the date of this report Supervielle had 376 access points and near 2 million active customers. As of June 30, 2018, Grupo Supervielle had 456,722,322 shares outstanding and a free float of 64.1%. For information about Grupo Supervielle, visit www.gruposupervielle.com.

Investor Relations Contacts:

Ana Bartesaghi
Treasurer and Investor Relations Officer 5411-4324-8132
Ana.BARTESAGHI@supervielle.com.ar

Gustavo Tewel

5411-4324-8158

Gustavo.TEWEL@supervielle.com.ar

Nahila Schianmarella

5411-4324-8135

Nahila.SCHIANMARELLA@supervielle.com.ar

Valeria Kohan

5411-4340-3013

Valeria.KOHAN@supervielle.com.ar

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Supervielle and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Grupo Supervielle, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Grupo Supervielle’s filings with the U.S. Securities and Exchange Commission (SEC) and Comision Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Grupo Supervielle is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.